Filed to Pursuant to Rule 433

Registration No.333-131369

Subject to Completion

Preliminary Term Sheet dated February 27, 2008

Units
Accelerated Return Notes[SM]
Linked to an Asian Equity Index Basket Due June , 2009
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 128

AB Svensk Exportkredit (Swedish Export Credit Corporation)

Expected Pricing Date*	March , 2008
Settlement Date*	April , 2008
Maturity Date*	June , 2009
CUSIP No.	

Accelerated Return Notes[SM]

- 3-to-1 upside exposure, subject to a cap of 20% to 24%
- A maturity of approximately 14 months
- 1-to-1 downside exposure, with no downside limit
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

SEK

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-4 of this term sheet and beginning on page P4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in March or April 2008, the settlement date may occur in March or April 2008 and the maturity date may occur in May or June 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Nikkei 225 Index® is a service mark of Nikkei, Inc. and has been authorized for use by SEK. All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FTSE Xinhua Index Ltd. (“FXI”). SEK has obtained or, to the extent required, will obtain license from FXI to use such copyright in the creation of the Notes.

Merrill Lynch & Co.

March     , 2008

Summary

The Accelerated Return NotesSM Linked to an Asian Equity Index Basket due June     , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of an Asian Equity Index Basket (the “Basket”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Basket, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

The Basket comprises the Nikkei 225 ® Index and the FTSE/Xinhua China 25 Index (each a “Basket Component Index” and together the “Basket Component Indices”), which will be weighted equally in the Starting Value of the Basket set at 100 on the Pricing Date.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 22%, the midpoint of the range of 20% and 24%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a Capped Value of $12.20, the midpoint of the range of $12.00 and $12.40.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:   100.00

Hypothetical Ending Value:     80.00

$10 ×	(80.00)	= $8.00
100.00

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Starting Value:   100.00

Hypothetical Ending Value:     105.00

$10 +	($30 ×	(105.00 - 100.00))	= $11.50
100.00

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Starting Value: 100.00

Hypothetical Ending Value:     120.00

$10 +	($30 ×	(120.00 - 100.00))	= $16.00
100.00

Payment at maturity (per unit) = $12.20     (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.58% per annum, as more fully described below.

The table below assumes a Capped Value of $12.20, the midpoint of the range of $12.00 and $12.40.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
50.00	-50.00%	$5.00	-50.00%	-51.40%	-49.52%
60.00	-40.00%	$6.00	-40.00%	-39.32%	-37.55%
70.00	-30.00%	$7.00	-30.00%	-28.35%	-26.65%
80.00	-20.00%	$8.00	-20.00%	-18.24%	-16.59%
90.00	-10.00%	$9.00	-10.00%	-8.83%	-7.22%
92.00	-8.00%	$9.20	-8.00%	-7.02%	-5.42%
94.00	-6.00%	$9.40	-6.00%	-5.23%	-3.64%
96.00	-4.00%	$9.60	-4.00%	-3.47%	-1.88%
98.00	-2.00%	$9.80	-2.00%	-1.72%	-0.14%
100.00 (3)	0.00%	$10.00	0.00%	0.00%	1.58%
102.00	2.00%	$10.60	6.00%	5.06%	3.28%
104.00	4.00%	$11.20	12.00%	9.95%	4.96%
106.00	6.00%	$11.80	18.00%	14.70%	6.62%
108.00	8.00%	$12.20 (4)	22.00%	17.79%	8.27%
110.00	10.00%	$12.20	22.00%	17.79%	9.89%
120.00	20.00%	$12.20	22.00%	17.79%	17.79%
130.00	30.00%	$12.20	22.00%	17.79%	25.32%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 26, 2008 to April 26, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the level of the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.58% per annum (which equals the weighted average of a dividend yield of 1.68% for the FTSE/Xinhua China 25 Index and a dividend yield of 1.48% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	The Starting Value will be set at 100 on the Pricing Date.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.20 (the midpoint of the range of $12.00 and $12.40).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Basket.

▪	Your return may be affected by factors affecting international securities markets, especially in Japan and China.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Changes in the values of the Basket Component Indices may offset each other.

▪	The publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and the respective publishers have no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch may do business with underlying companies.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

▪       You anticipate that the Basket will appreciate moderately from the Starting Value to the Ending Value.

▪       You accept that your investment may result in a loss, which could be significant, if the level of the Basket decreases from the Starting Value to the Ending Value.

▪       You accept that the return on the Notes will not exceed the Capped Value.

▪       You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪       You want exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the underlying securities.

▪       You are willing to accept that a trading market is not expected to develop for the Notes.

▪       You anticipate that the Basket will depreciate from the Starting Value to the Ending Value or that the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪       You are seeking principal protection or preservation of capital.

▪       You seek a return on your investment that will not be capped at a percentage that will be between 20% and 24%.

▪       You seek interest payments or other current income on your investment.

▪       You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪       You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefore in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned an equal weighting in the Starting Value of the Basket set at 100 on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of SEK or of holders of the Notes into consideration for any reason. These publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. All disclosure contained in this term sheet regarding any Basket Component Index, including without limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither SEK nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Market Measure—Baskets” in the product supplement ARN.

For each Basket Component Index, the initial weighting, the closing level, the Multiplier and the initial contribution to the Basket level is as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	Multiplier(2)	Initial Basket Level Contribution

FTSE/Xinhua China 25	XIN0I	China	50.00%	21,299.36	0.00234749	50.00
Nikkei 225® Index	NKY	Japan	50.00%	13,914.57	0.00359336	50.00
Starting Value						100.00

(1)	This is the closing level of each Basket Component Index on February 25, 2008.
(2)	The Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on February 25, 2008 and rounded to eight decimal places.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2003 through January 2008, based upon historical levels of each Basket Component Index, the Multipliers and a Basket value of 100 on February 25, 2008. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

The Basket Component Indices

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of October 1, 2007, the divisor was 24.341, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2003 through January 2008. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On February 25, 2008, the closing level of the Nikkei 225 Index was 13,914.57.

All disclosure contained in this term sheet regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei, Inc (“Nikkei”) as stated in these sources and these policies are subject to change at the discretion of Nikkei. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.336 as of January 28, 2008, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei 225 Underlying Stock, so that the share price of each Nikkei 225 Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei 225 Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei 225 Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei 225 Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Nikkei 225 Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

The Nikkei 225 Underlying Stocks may be deleted or added by Nikkei. However, to maintain continuity in the Nikkei 225 Index, the policy of Nikkei is generally not to alter the composition of the Nikkei 225 Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei 225 Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

None of SEK, MLPF&S and Nikkei accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9.00 A.M. to 11.00 A.M. and from 1.00 P.M. to 3.00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

License Agreement

Nikkei and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of a right to use indices owned and published by Nikkei in connection with some securities, including the Notes.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this term sheet that Nikkei makes any representation or warranty, implied or express, to SEK, the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. Nikkei has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash Nikkei has no obligation or liability in connection with the administration or marketing of the Notes. The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by Nikkei, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei, Inc.

The FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FXI, a joint venture of FTSE International Limited (“FTSE”) and Xinhua Financial Network Limited (“Xinhua”), and is designed to represent the performance of the mainland Chinese market that is available to international investors and includes companies that trade on the Stock Exchange of Hong Kong (the “SEHK”).

The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars (“HKD”) and currently is based on the 25 largest and most liquid Chinese stocks (called “H-shares” and “Red Chip” shares) based on full market-capitalization value, listed and trading on the SEHK. “H-shares” are securities of companies incorporated in the People’s Republic of China and nominated by the Chinese Government for listing and trading on the SEHK. H-shares are quoted and traded in HKD and U S dollars. “Red Chip” shares are securities of Hong Kong-incorporated companies listed and traded on the SEHK, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. “Red Chip” shares are quoted and traded in HKD and are available only to international investors and not to those from the People’s Republic of China.

The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol “XIN0I.”

The following graph sets forth the historical performance of the FTSE/Xinhua China 25 Index in the period from January 2003 through January 2008. This historical data on the FTSE/Xinhua China 25 Index is not necessarily indicative of the future performance of the FTSE/Xinhua China 25 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the FTSE/Xinhua China 25 Index during any period set forth below is not an indication that the FTSE/Xinhua China 25 Index is more or less likely to increase or decrease at any time over the term of the Notes. On February 25, 2008, the closing level of the FTSE/Xinhua China 25 Index was 21,299.36.

AIl disclosure contained in this index supplement regarding the FTSE/Xinhua China 25 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from information made publicly available by FTSE Xinhua Index Ltd. (“FXI”). This information reflects the policies of the FXI, as stated in this publicly available information, and is subject to change by FXI at its discretion. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the FTSE/Xinhua China 25 Index or any successor index.

Eligible Securities

Currently, only H-shares and Red Chip shares are eligible for inclusion in the FTSE/Xinhua China 25 Index. All classes of equity in issue are eligible for inclusion in the FTSE/Xinhua China 25 Index, subject to the restrictions herein; however, each constituent must also be a constituent of the FTSE All World Index. Companies whose business is that of holding equity and other investments, exchange traded funds, and funds whose prices are a direct derivation of underlying holdings (e g mutual funds) are not eligible for inclusion. Securities must be sufficiently liquid to be traded, therefore the following criteria, among others, are used to ensure that illiquid securities are excluded:

1.	Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an “accurate and reliable” price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

2.	Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

3.	New Issues. New issues become eligible for inclusion in the FTSE/Xinhua China 25 Index at the next quarterly review of constituents, provided they have a minimum trading record of at least 20 trading days prior to the date of such review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee, the FTSE Xinhua Index Committee, that ensures that the FTSE/Xinhua China 25 Index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index. The FTSE Xinhua Index Committee is responsible for undertaking the review of the FTSE/Xinhua China 25 Index and for approving changes of constituents.

Computation of the FTSE/Xinihua China 25 Index

The FTSE/Xinlua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The FTSE/Xinhua China 25 Index is calculated using the following algorithm

S	p(n)e(n)s(n)f(n)c(n)
d

where “p” is the latest trade price of the component security “n”, “e” is the exchange rate required to convert the security’s home currency into the FTSE/Xinhua China 25 Index’s base currency, “s” is the number of shares of the security in issue, “f’ is the free float factor published by FXI, applicable to such security, to be applied to the security to allow amendments to its weighting, “c” is the capping factor published by FXI at the most recent quarterly review of the FTSE/Xinhua China 25 Index, and “d” is the divisor, a figure that represents the total issued share capital of the FTSE/Xinhua China 25 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FXI excludes from free floating shares: (i) trade investments in a FTSE/Xinhua China 25 Index constituent company by either another FTSE/Xinhua China 25 Index constituent company or a non-constituent company or entity, (ii) significant long-term holdings by founders, directors and/or their families, (iii) employee share schemes (if restricted), (iv) government holdings, (v) foreign ownership limits, and (vi) portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than USS2.5 billion (or local currency equivalent), in which case actual free float is used
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event.

Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock’s float will only be changed if its actual free float is more than five percentage points above the minimum or five percentage points below the maximum of an adjacent band. This five percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual Index free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above.

The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

License Agreement

The Notes are not in any way sponsored, endorsed, sold or promoted by FXI, FTSE or Xinhua or by the London Stock Exchange PLC (the “London Stock Exchange”) or by The Financial Times Limited (“FT”) and neither FXI, FTSE, Xinhua nor the London Stock Exchange nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index and/or the figure at which the FTSE/Xinhua China 25 Index stands at any particular time on any particular day or otherwise. The FTSE/Xinhua China 25 Index is compiled and calculated by or on behalf of FXI. However, neither FXI or FTSE or Xinhua or the London Stock Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE/Xinhua China 25 Index and neither FXI, FTSE, Xinhua or the London Stock Exchange or FT shall be under any obligation to advise any person of any error therein

The FTSE/Xinhua China 25 Index is calculated by or on behalf of FXI. FXI does not sponsor, endorse or promote the Notes.

All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FXI. SEK has obtained or, to the extent required, will obtain full license from FXI to use such copyright in the creation of the Notes.

“FTSETM”‘ is a trade mark jointly owned by the London Stock Exchange PLC and The Financial Times Limited. FTSE/Xinhua” is a trade mark of FTSE International Limited. “Xinhua” are service marks and trade marks of Xinhua Financial Network Limited. All marks are licensed for use by FXI.

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN, dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

▪	Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have has filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection:   Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income:   Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation:   Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation:   Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The Enhanced Participation category is most characteristic of the Notes offered hereby; however, the classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.